24-10142

original

United States
Securities and Exchange Commission
Washington, DC 20549



FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6411
(Primary standard Industrial
Classification Code Number)

56-2552892
(I.R.S. Employer
Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

ITEM 1.   Significant Parties

	Residential Address	Business Address
Issuer's Directors:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Issuer's Officers:		

Robert J. Tonachio, Sr.
  President, Chief Executive
  Officer, Chief Financial
  Officer
	1410 West Northfield Boulevard
	Murfreesboro, Tennessee 37129
		615 River Road
		Kingston, Tennessee 37763

Robert J. Tonachio, Jr.	337 Blue Springs Circle Ten Mile, TN 37880	615 River Road Kingston, Tennessee 37763
Jennifer R. Tonachio	1204 Old North Kentucky Street Kingston, Tennessee 37763	615 River Road Kingston, Tennessee 37763
Promoters of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Counsel to the Issuer: Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

Beneficial and Record owners of 5% or more of any class of the Issuer's equity securities:

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Robert J. Tonachio, Sr.	10,200,000 common 5,000 preferred	97.15%	1410 W. Northfield Blvd Murfreesboro, TN 37129	615 River Road Kingston, TN 37763

(1)   Based on 10,500,000 shares of common stock outstanding and no conversion of the preferred shares into shares of common stock or exercise of the Class A Warrants.

ITEM 2.   Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3.   Affiliate Sales

The Company, through its predecessor company, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4.   Jurisdictions in Which Securities Are to be Offered

The securities will be offered by the Company in the following jurisdictions:

Arizona	Maryland	North Carolina
California	Massachusetts	Ohio
Colorado	Michigan	Oklahoma
Florida	Minnesota	Pennsylvania
Georgia	Nevada	South Carolina
Idaho	New Hampshire	Tennessee
Illinois	New Jersey	Texas
Indiana	New Mexico	Virginia
Kentucky	New York	Washington
Louisiana		

The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered pursuant to the exemptions available in that state or jurisdiction for such sale. If the securities will be offered in any additional states, the Company will notify the Securities and Exchange Commission and will amend this Offering Statement.

The securities will be offered by the Company on a private basis to individuals or entities known to the issuer, its officers, director and agents. All sales will be made through the president of the Company.

ITEM 5.   Unregistered Securities Issued or Sold Within One Year

On December 9, 2005, Robert James & Associates, Inc. issued 10,500,000 shares of its common stock to the following persons in the following amounts:

Robert J. Tonachio, Sr.	President, director	10,200,000 shares
Robert J. Tonachio, Jr.	Vice President	250,000 shares
Jennifer R. Tonachio	Vice President	50,000 shares

The shares were issued in exchange for their interest in the predecessor sole proprietorship and for services rendered to the Company. The Company has valued the shares at $.247 per share. The Company believes that the shares were issued to accredited investors with access to information about the Company. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On December 9, 2005, the Company issued 5,000 shares of preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share.

ITEM 6.   Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7.   Marketing Arrangements

The issuer intends to market the offering directly through its president. Other officers and directors of the Company may refer contacts or potential sales to the president. The president of the Company has agreed to make up to 200,000 shares of his common stock available to help stabilize the market if necessary, once and if a public market is developed.

ITEM 8.   Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9.   Use of a Solicitation of Interest Document

None

PART II

OFFERING CIRCULAR
Model B

.

Dated _____

OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

ROBERT JAMES & ASSOCIATES, INC.

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address and telephone number of principal executive offices)

**This offering consists of 800,000 Units at $5.00 per unit. Each Unit consists of
one share of Common Stock and one Class A Warrant exercisable for the purchase
of one share of common stock. The offering also consists of 200,000 shares of common stock
offered by the holder thereof.**

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 Units at $5.00 per unit. The Company is qualifying for sale, pursuant to the exemption from registration provided by Regulation A, 800,000 shares of common stock contained in the Units and 800,000 shares of common stock underlying the Class A Warrants contained in the Units.

Each Unit consists of one share of the Company's common stock and one common stock purchase warrant, which warrant provides the right to purchase one share of the Company's common stock at $6.25 per share commencing 12 months after the date of closing of this Offering (the "Class A Warrants"). The Class A Warrants are not redeemable, will be detachable and may trade separately.

The offering also consists of 200,000 shares of common stock being offered by a holder thereof (the "Selling Shareholder"). The timing of any sale of these shares is at the discretion of the Selling Shareholder. At the time of a sale, if any, the Selling Shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer or Other Persons
Per Unit	$ 5.00	$ 0	$ 5.00 (2)
Total Maximum	$ 4,000,000	$ 0	$ 4,000,000 (2)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Does not include offering costs estimated not to exceed $80,000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 180 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY INFORMATION

Robert James & Associates, Inc. (the "Company") was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously a sole proprietorship 100% owned and operated by Robert J. Tonachio, Sr., president of the Company, for over 13 years.

The Company is engaged in the wholesale distribution of insurance products offered by various insurance companies. The Company has contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products including all classes of guaranteed fixed annuities, life insurance products as well as hybrid products. As part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts with insurance agents and financial planners for the sale of these insurance products. The Company enters into contracts with certain of the insurance companies on behalf of the agents, in effect as the agents' manager, for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele. The Company receives revenues from the sale of the insurance products by these contracted agents. In effect, the Company acts as a wholesaler of the insurance products created by the insurance companies and distributes these products to the Company's agents, who in turn offer the products to their clients.

The Company is currently licensed to conduct insurance business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

The Company also owns an insurance training school, the "American Annuity Academy." The Academy holds sessions approximately every 90 days in Nashville, Tennessee, at which licensed and contracted insurance agents as well as financial planners study advanced insurance and annuity products. The Academy trains the agents in making client needs analysis and assessing suitability of products for their clients. Training is also offered to the agents on various financial planning techniques such as safe and secure ways to increase client income, reduce client taxes and to handle inheritance issues. Many of the instructors at the Academy are provided by the major insurance companies. Most of the agents who complete the training at the Academy enter into contracts with the Company to serve as one of the Company's contracted agents.

The offering consists of the sale of up to 800,000 Units at $5.00 per Unit. Each Unit consists of one share of the Company's common stock and one Class A Warrant exercisable for the purchase of one share of the Company's common stock at a price of $6.25 per share for an exercise period commencing one year after the date of qualification of this Offering and terminating 14 months after the date of qualification of this Offering.

The Offering also consists of the qualification of 200,000 shares of common stock for the sale by the holder thereof (the "selling shareholder"). The Company does not know when the selling shareholder will sell his shares. The timing of any such sale is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

RISK FACTORS

A purchase of a Unit involves an investment in the Company's common stock. Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information

about these risks, together with the other information contained in this Offering Statement, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock.

Specific Risks of Investment

The Company's business is dependent on maintaining contracts with national and regional insurance companies. The Company has entered into contracts with numerous national insurance companies for sale of the insurance, annuity and retirement products offered by those companies. As a rule, an insurance company will enter into such a contract only after a thorough background check of the Company's credit standing, regulatory issues or criminal or civil actions. The insurance company will review the Company's past production volume and history and will usually require approximately $10,000,000 in gross premium revenues before entering into a national contract. If the Company failed to meet these background standards or if its gross premium revenues fell below the benchmark amount, then any one or more insurance companies may not renew or enter into a contract with the Company for the sale of its insurance products. If many of the insurance companies with whom the Company is now contracted were not to continue to allow the Company to sell its products, the Company could suffer a significant loss of income

The Company's business is dependent upon one key management person. The Company currently has one executive officer and director, Robert Tonachio, Sr., who was the owner of the predecessor sole proprietorship. The insurance companies with whom the Company is in contract has dealt almost exclusively with Mr. Tonachio. The management and the growth of the Company for the past 13 years has been accomplished solely by Mr. Tonachio. The business is greatly dependent upon the active participation of Mr. Tonachio. Although the Company intends to employ full-time personnel experienced in insurance sales, the loss of Mr. Tonachio's services for any reason could have a material adverse effect on the Company's existing and proposed business. The Company has an employment agreement with Mr. Tonachio and plans to obtain "key man" insurance on his life in the amount of $5,000,000. There is no assurance that such insurance can be obtained.

The Company's management has broad discretion in the use of the Offering's proceeds. The Company intends to use the majority of the proceeds of this Offering to expand its marketing force of financial planners and insurance agents. The Company anticipates that it will effect such expansion through the increased use of emails, direct mail and telemarketing to insurance agents and financial planners to advertise its Academy and to build attendance at workshops to be conducted in various places in the United States. However, this expansion is primarily at the discretion of management and its analysis of the effect of any one or more of these techniques. Management may determine to utilize other methods to expand its selling force. An investor must be confident in the ability of management to analyze and determine the most effective use of the proceeds of this Offering to increase the Company's agent base.

Dependence on attractive insurance products for sale by its agents. The Company is dependent on the major insurance companies offering insurance products that are attractive to the Company's agents and salable by the Company's agents to their clients. If key products were substantially changed by an issuing insurance company so as to make the product unappealing to the Company's agents, then the Company might experience a sales and earnings contraction.

Possible shortfall of expansion funds. The funds available to the Company, including those anticipated as a result of this Offering and those that may be generated by the Company's future operations, may not be sufficient to exploit all new business opportunities which may arise in the future. Under such circumstances additional capital may have to be obtained from other sources. To obtain such additional capital, the Company may enter into joint ventures or into other potential new business expansion opportunities. However, there can be no assurance that such additional capital that may be needed can be easily or quickly obtained. Where appropriate, the Company may obtain additional capital by sharing expenses with other organizations or persons, where the company would assume only a portion of the entire costs of such operations. However, there can be no assurance that such arrangements can be readily made, if at all.

General Risks of Investment

This Offering is a "best efforts" offering and there is no minimum number of shares that must be sold to close the Offering. The Company is offering the Units on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the Offering can close. The proceeds from the sale of the Units will become immediately available for use by the Company. The Offering will close 180 days from the date of qualification, unless extended for 90 days at the sole discretion of the Company, regardless of the number of Units that have been sold. The fewer Units sold, the less funds the Company will have for its planned expansion of its marketing programs and other activities. This could result in smaller growth, if any at all, of the Company.

There has been no prior market for the Company's shares and there may be only limited ways to transfer shares. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The Units are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and available exemptions under applicable state laws. The Company intends to apply for quotation of its common stock on the over-the-counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but the Company cannot assure a purchaser that it will be successful in such application or, that if successful, that a market for the common stock will ever develop or continue on the Pink Sheets or other exchange. Therefore, purchasers of the shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of shares of the Company must be considered a long-term, non-liquid investment.

There is no active trading market for the Company's common stock, Units or Class A Warrants nor is it known whether or when an active trading market for such securities will develop. Although the Company intends to apply for quotation of its common stock on the Pink Sheets, it may not be successful and it is possible there will not be any trading market for its common stock, Units or Class A Warrants. If the common stock is quoted on the Pink Sheets, the liquidity of its common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the shares of the Company's common stock may be lower than might otherwise prevail if its common stock was quoted on the NASD OTC Bulletin Board or traded on a national securities exchange like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of the Company's common stock in the public market, including the shares offered in this offering, could lower the stock price.

State Blue Sky registration: potential limitations on resale of the shares. The holders of the shares of common stock of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption". This manual exemption permits a security to be sold by shareholders in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (1) the names of issuers, officers, and directors (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

The trading price of the Company's common stock could entail additional regulatory requirements which may negatively affect the trading. If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock may be below $5.00 per share. If the price of the common stock is below such level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than

$5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

Shares not registered in this Offering may become available for sale in the market and may reduce the market price of the shares. At the time of this Offering, there are 10,500,000 shares of the Company's common stock outstanding of which 200,000 shares are being qualified in this Offering for sale by the holder thereof. The remaining shares are currently restricted from resale but may become available for resale after a one-year holding period from the date of issuance by the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. All these shares are held by officers, directors, affiliates or entities controlled by them and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders. The Company's officers, directors, affiliates and entities controlled by them will own approximately 92.9% of the outstanding common stock upon closing of the Offering, assuming all Units are sold. As a result, these officers and directors will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Competition. The market for the Company's services is highly competitive. The Company faces competition from a substantial number of companies in the distribution of wholesale insurance products and the contracting with insurance agents and financial planners. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not adversely affect the Company's operations and services.

Offering price has been arbitrarily determined. The public offering price of the Units has been arbitrarily determined by the Company. The $5.00 per Unit price was arrived at by management by estimating the value of the Company in terms of its assets, the experience of its management; the longevity of the Company, the name recognition in the market place, the amount of capital to be contributed by the public in proportion to the amount of stock to be retained by present shareholders; and current market conditions in the over-the-counter market. It would be impossible to determine the weight attributable to each factor. The price does not bear any relationship to any value of the stock in the public or private market.

Regulation. As an insurance wholesaler, the Company's activities are subject to extensive federal, state and local laws and regulations controlling national specialty insurance wholesale marketing. Existing as well as possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's lines of business.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities), divided by the number of shares of common stock outstanding. The scenario illustrated below represents an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

As of the date of the December 31, 2005 the Company had a net tangible book value of $19,007 or $.002 per share with 10,500,000 shares of common stock outstanding.

The sale of all the Units at $5.00 per Unit would result in an adjusted net tangible book value of $4,248,130 (assuming offering expenses of $80,000 and attributing the full price of the Unit to the value of the common stock therein) with 11,300,000 shares of common stock outstanding or $.376 per share. The 800,000 shares of common stock being qualified for exemption from registration herein underlying the Class A Warrants are not exercisable for a period of one year from the date of closing of this Offering.

Assuming 800,000 Units sold ($4,000,000 in proceeds and 800,000 additional shares issued)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	92.9%	$2,593,500	39.3%	$0.247
New Investors	800,000	7.1%	4,000,000	60.7%	5.00
Total	11,300,000	100%	6,593,500	100%	$0.583

Initial public price per share		$5.00
Net tangible book value before offering	$0.002	
Net tangible book value after offering	$0.376	
Increase per share attributable to new investors		$0.374
Dilution per share to new investors		$4.624

Additional Possible Dilution on Exercise of the Class A Warrants. Each Class A Warrant contained in the Unit is exercisable for the purchase of one share of the Company's common stock at an exercise price of $6.25 per share commencing one year from the date of closing of this Offering and terminating 14 months from the date of such closing. The 800,000 shares of common stock underlying the Class A Warrants are being qualified herein pursuant to Regulation A for an exemption from registration under the Securities Act. At the time of exercise of the Class A Warrants, such exercise price may be less than the market price for the common stock. Once exercisable and until expiration of the exercise period, the holders of the Class A Warrants are given the opportunity to profit from a rise in the market price of the Company's common stock without assuming any risk of ownership. If the Class A Warrants are exercised at a time when the market price for the Company's common stock is greater than $6.25, then the exercise of such warrants may result in a dilution in the value or market price of the common stock then outstanding.

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the Units. The Company's president, Robert J. Tonachio, will be offering the Units for sale for the Company in a manner complying with the exemptions available in any jurisdiction for such sale and such Units will be offered without commission or payment. The Units are being offered primarily to the Company's current licensed agent sales force and a limited number of non-related potential investors. The Company is offering the Units primarily to its agents as a reward to loyal producers of the insurance products. The Company believes that offering its contracted agents the opportunity to become shareholders and part owners of the Company will enhance productivity, good will and business relations.

The Offering will be presented by the Company primarily through mail, telephone or electronic transmission to its clients and contacts and others that have expressed an interest in the Company.

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this circular. The subscription agreement, filed as an exhibit to this Offering Statement, provides for arbitration of any disputes arising from the investment in this offering.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Tonachio is not considered to be a broker of such securities as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in selling an offering more than once every 12 months.

The Offering will terminate 180 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days.

The Company is offering the Units on a "best efforts, no minimum basis." No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Consequently, there can be no assurance that all or part of the Units being offered will be sold. Because the 800,000 Units are being offered on a "best efforts no minimum basis" a substantial number of the Units may go unsold. Since there is no minimum subscription requirement, all of the net proceeds from this Offering will be immediately available for use by the Company. No funds will be returned to investors regardless of the number of Units sold.

The Company's selling shareholder may make some of its 200,000 qualified shares available to market makers to help maintain an orderly market. At the current proposed offering price per Unit, the selling shareholder would contemplate the possibility of having approximately 200,000 shares available as needed to maintain and orderly market for an aggregate offering price of $1,000,000.

Item 5. Use of Proceeds to Issuer

USE OF PROCEEDS

The Company will receive approximately maximum net proceeds of $3,920,000, assuming sale of all the Units and deduction of estimated Offering expenses of $80,000. The Company intends to apply such proceeds over the next 12 months as follows:

Expansion of the existing marketing force of financial planners and insurance agents	$ 3,000,000	77%
Expansion of the American Annuity Academy	420,000	11%
Administrative Expenses	200,000	6%
Officers' Salaries	250,000	5%
Legal and Accounting Fees	50,000	1%
	$3,920,000	100%

The Company believes that the proceeds of the Offering will satisfy its cash requirements as allocated above for a period of twelve months. The Company does not anticipate raising any additional funds through borrowings or equity financing for a period of at least twelve months form the date of this Offering Circular. The Company cannot predict that its funds will be sufficient to accomplish the business purposes or whether operations or unforeseen circumstances will require additional funds.

From the proceeds of this Offering, the Company primarily intends to expand its growing business base of financial planners and insurance agents. The Company plans to invest part of the proceeds of this offering (if successful) in the expansion of the American Annuity Academy. The Company believes the proceeds from this offering (assuming that the offering is successful, of which there can be no assurance) will augment the company's existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds

for one (1) year from the date of this Offering Circular to meet the expenditures required for expanding and operating its business as proposed. If the Company's future operations are successful and profitable, of which there can be no assurance, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from its existing specialty insurance business.

The projected amounts in the foregoing table are estimates and approximations only. While the foregoing sets forth the proposed expenditures, future events may require a change in the allocation of funds. Any such change will be at the discretion of the Board of Directors of the Company.

To the extent the proceeds from this offering are not utilized immediately, they will be invested in certificates of deposit, short-term obligations of the United States Government, short-term commercial paper, or left in checking or money market accounts.

The Company's daily on-going operations are not dependent upon the success of this Offering. However, if a substantial number of Units go unsold, the reduction in Offering proceeds will reduce the Company's potential growth rate.

Item 6. Description of Business
DESCRIPTION OF THE BUSINESS

The Company

Robert James & Associates, Inc. was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. The Company is engaged in the wholesale distribution of insurance products particularly those expressly designed for pre-retirees ("baby boomers") and senior retirees. The Company has a significant number of national contracts with major insurance companies, negotiated and acquired by the predecessor sole proprietorship, over its 13 year history, which contracts have been transferred to the Company. Through its pool of approximately 3,500 contracted agents consisting of licensed insurance agents and financial planners, the Company offers the products of these insurance companies to the insurance consumer.

Insurance Wholesaling

Traditionally insurance companies have spent millions of dollars and much time and personnel on the recruiting, training, monitoring, and updating of its field agents. The insurance wholesaler relieves these insurance companies of these functions and develops a pool of contracted insurance agents to handle the insurance products of the insurance companies with whom the Company has contracts. The Company contracts with an insurance company for the sale of its insurance products, including a broad spectrum of insurance including all classes of guaranteed fixed annuities, life insurance products as well as hybrid products.

As part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts insurance agents and financial planners for the sale of these insurance products.

The Company enters into contracts with certain of the insurance companies on behalf of the agents, in effect as the agents' manager, for licensing of that agent to handle that insurance company's products. The agents are considered independent contractors to the Company and to the selected insurance companies. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The Company receives its revenues from the sale of the insurance products by its pool of contracted agents. In effect, the Company acts as a wholesaler of the insurance products created by the insurance companies and distributes these products to the Company's agents, who in turn offer the products to the clients. The Company is remunerated on sales of insurance products based upon the gross sales volume of each contracted agent.

Current Operations

The company has licensed over 3,500 agents since its inception and currently has approximately 1,000 active agents under contract. The Company had over $53,937,300 in gross premium revenues in 2005. The Company receives revenues when the contracted agent produces business. The Company is paid by the insurance company based upon the amount of its product that is sold.

The Company is currently licensed to conduct insurance business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

American Annuity Academy

The Company runs the "American Annuity Academy," an insurance and financial training school designed for insurance agents and financial planners. The Academy holds training sessions approximately every 90 days in Nashville, Tennessee. At the Academy, licensed and contracted insurance agents and certified financial planners are educated and trained about conducting client needs analysis and determining suitability of products for their clients with an emphasis on the needs of pre-retirees ("baby boomers") and retirees. Seminars and classes are also taught on safe and secure ways to increase a client's income, reduce a client's taxes and to reduce taxes and protect assets on death. In addition, certain agents receive intense training in sophisticated concepts concerning IRAs, hybrid insurance products and other topics. Many of the instructors at the Academy are provided by the major insurance companies listed in this Offering Statement. The Company believes that the Academy stresses success through a "client first" attitude designed to benefit the consumer and enhance the professionalism of all who attend.

Contracted Insurance Companies (Suppliers)

The Company enters into a contract with an insurance company for the sale of its insurance and hybrid products. The Company seeks insurance companies that offer attractive products and products that will be attractive and appropriate to the agents for sale to their clients. Insurance products, particularly hybrid products, change and certain insurance companies may become more or less attractive as their products are phased in or out or as the needs and demands of the consumer change and evolve. For instance, some persons may be looking for a higher yield and riskier product than others who seek a definite monthly return.

Before the insurance company enters into a contract for the sale of its products, the insurance company will thoroughly investigate the Company including credit standing, regulatory compliance, any criminal or civil history. Most insurance companies require that the Company have a past production volume and history of approximately $10,000,000 or more in gross premium revenue. After meeting the insurance company review, the Company and the insurance company will enter into an agreement for the sale of that insurance company's products. The Company will hire and train agents who will select one or more insurance companies with products suitable for representation by them.

The Company will then contract with the insurance company for the agent and will enter into the an agreement with the insurance company as the agent's manager for the sale of its products. The Company will train and maintain current training of each agent for the product(s) offered by those insurance companies represented by that agent. Certain insurance companies will administer their own test to the proposed agent before allowing that agent to sell certain complicated insurance products. The Company will have trained and prepared the insurance agent for such test.

The Company has active contract agreements with the below listed insurance companies for the sale of their products. Some of these companies are larger and have a wider reputation than others but each company designs the

insurance products it offers and the agents, through contract with the Company, determine which products are most suitable for sale by them and therefore which company(ies) they wish to represent.

Allianz Life Insurance Company
American Equity Investment Insurance Company
American National Insurance Company
Americom Life Insurance Company (LMG)
Amerus Life Insurance Company
Columbus Life Insurance Company
Great American Life Insurance Company
Indianapolis Life Insurance Company
Illinois Annuity & Insurance Company (LMG)
ING USA
ING Reliastar Life Insurance Company
Investors Insurance Company (LMG)
John Hancock Viariable Life Insurance Company (LMG)
Life Insurance of the Southwest
Lincoln Financial Group/First-Penn Pacific
Mutual of Omaha
Penn Treaty-Net Work America Insurance Company
Sun Life Financial
Transamerica Life Insurance & Annuity (LMG)

Contracted Agents

After the Company has negotiated a contract with an insurance company, the Company then begins, solely at its expense, to recruit, train and contract life insurance licensed agents and financial planners, who are also life insurance licensed, in which ever states the insurance company is licensed in. Most companies require the Company to be licensed in those states also. The Company is responsible for all the expenses involved in recruiting, training and contracting the agents. This includes printing, purchasing mailing lists of agents, labor to process the mailer, receiving phone reservations for the meeting, follow up phone calls to each reservation to confirm attendance, preparing the contracts for each company to be presented at the meetings, preparing sales kits for each attendee, shipping all the materials to the meeting rooms, setting up the meeting rooms, paying for meeting rooms at hotels, travel to and from the location, overnight room expense and meals on the road. Once the agents enter into contracts with the Company, either at the meeting or subsequently, then the contracts and agent profiles are sent to the Company's office and processed. The Company provides continuous training for the agents via the telephone or seminars or written literature. The agents are exclusive with the Company in accordance with the terms and conditions of each individual insurance company contract. The Company then signs as the agent's manager with one or more of the contracted insurance companies. The agents are not contracted with all the insurance companies with which the Company participates, but only the ones that that agent wants to be licensed with, usually about five or six but sometimes as many as 12 or more. The agents select the insurance companies with which they would like to be licensed based upon that company's products and the appeal of those products to the demographics of the agent's clients or potential clients. That is, if an agent has not produced business in a year or more, certain insurance companies will provide that that agent transfer to another marketing company.

Products

The Company's mission is to help its contracted agents and their respective clients manage, reduce and or eliminate financial risk in their retirement years by offering a variety of insurance products. The insurance products offered by the Company are those that are offered by the insurance companies with whom it has contracts for sale of their products. The specific products that are offered by the Company's contracted agents depends on the needs of that agents clients and the products of those insurance companies which the agent represents.

In almost all instances, the contracted insurance companies offer straight life insurance products. However as a retirement vehicle for pre-retirees and current retirees straight insurance policies may not offer the financial return

sought by these clients. Therefore most of the contracted insurance companies offer an additional variety of products focusing primarily on annuities. The suitability of any product depends on many factors including the amount of funds available for investment in the product, tax deferral requirements, the risk or uncertainty of financial return the client is willing to take and the return option the client is seeking, i.e. income for life, for a specific period of time or income for life with a specific period guaranteed. As each insurance company designs its own insurance (retirement) products and each product has a vast number of variations, there are literally hundreds of such insurance (retirement) products available for the consumer. Some insurance companies will link an annuity or insurance product with a long-term health care policy. Some products provide for annuity survivor benefits. Other annuities provide a cap on the increased earnings of an annuity that is linked to a index vehicle. The variations on available insurance products are limitless and continually changing.

In addition to the straight life insurance policy products (both term and whole life), the main types of products offered by the contracted insurance companies (with variations specific to each insurance company) include:

Fixed guaranteed annuities for a fixed period of time or for life. This annuity will credit interest at a rate that is declared and guaranteed for such period. This annuity provides a set amount of return to the purchaser for the term of the annuity.

Hybrid (equity index) annuities which guarantee principal plus a percentage of the upside potential of the Standard & Poor's 500 Index, Nasdaq 100 Index, or Dow Jones Index. That is the client will receive interest on his annuity based on the possible increases shown in one of the linked indexes. On the other hand, although the client will not lose his principal, such indexes may not show any gain and thus there will be no interest increase. Some hybrid annuities provide a minimum interest that will be paid despite a lack of the index increase. Other hybrid annuities provide a cap on the increase in interest from inception or from the beginning of a certain accrual period.

In all cases the client's principal is guaranteed by the contracted insurance companies whose products the Company offers.

Marketing

The Company plans to continue to grow its business by increasing its base of certified financial planners and insurance agents. The Company plans to invest part of the proceeds of this offering in the expansion of the American Annuity Academy for the initial and continuing training of these agents.

The company is currently expanding its marketing efforts by utilizing Internet marketing techniques in addition to expanding its regular marketing systems.

The Company believes the proceeds from this offering will augment the Company's existing positive cash flow to expand its current business interest more rapidly.

The proceeds of this Offering will be used to expand the Company's proven marketing systems. In seeking qualified licensed insurance agents or certified financial planners, the Company has never advertised in a trade magazine, or in a card pack, and has just begun using the Internet via emails to selected agents and financial planners. The Company has found this initial test to have excellent results intends to do more of this type of marketing.

The Company intends to offer more workshops in different areas of the country using email and direct mail and telemarketing to build attendance. The Company has a special DVD training video produced by a leading expert in the insurance product industry that it will be offering to all agents who attend its workshops and contract with it. This expert is also expected at two of the Company's workshops scheduled for March, 2006. The Company anticipates a very high attendance at each work shop.

The Company intends to increase the training at the American Annuity Academy. The Company has found that the agents who attend the Academy experience substantial production increases. The Company intends, for the first

time, to advertise the Academy in trade publications and to use the Internet to attract the agents and financial planners who are interested in learning more concerning client's needs.

The Company prides itself on its on-going relationship with its agents and financial planners. The Company is in touch with agents on a daily, weekly and monthly basis whether by telephone, newsletter, email or otherwise. Many of the contracted agents call the Company frequently with questions about companies and products. The Company attempts to respond to each inquiry from all its agents and to help them service their clients better by understanding their products better. Part of the proceeds from this Offering will be invested in acquiring additional personnel for the interaction with the additional agents and financial planners

The more agents the Company recruits and trains and better trained the agents are, the more business these agents will produce and the more revenue the Company will receive. The Company strongly believes that preparing the agents to understand their clients, to know the available products and to match the two, will produce better agents and better service and will produce larger sales volume which will in turn increase the revenues for the insurance companies and the Company itself.

Employees and Consultants

The Company presently has five employees, its president, Robert J. Tonachio, who is also its sole director, its Executive Vice President and Chief Operating Officer, Robert J. Tonachio, Jr., its Vice President of Administration, Jennifer R. Tonachio, one marketing consultant, and one assistant marketing consultant. Robert J. Tonachio Jr. and Jennifer R. Tonachio are the children of Robert J. Tonachio. All the employees are engaged on a full time basis in the general day-to-day business activities. Upon completion of this offering, the Company intends to hire at least two additional employees/consultants or more to work out of the Kingston, Tennessee office.

Competition

Competition from competitors much larger then the Company has intensified in the Company's insurance marketing efforts. Some of the Company's competitors include AIG, Allianz Life, Lincoln Financial Group, Midland Life, Jackson National life, Jefferson Pilot Life Insurance Company and a host of independent marketing companies. The insurance industry is dominated by a large number of companies having financial resources far in excess of those of the Company.

Regulation

The insurance industry is regulated by the various state insurance departments. The states must approve all products that the insurance companies offer within that state. The state insurance departments oversee the insurance company's operations and reviews each company's financial condition. Compliance with these state regulations is handled by the insurance companies with whom the Company contracts and the Company ensures that such regulations are compiled with before entering into contract relations with an insurance company.

All insurance agents must be licensed by each state in which they do business. The Company seeks licensed insurance agents and certified financial planners who are licensed insurance agents to work as their contracted agents. The Company reviews a contracted agent's licenses and will only accept products offered to clients in those states.

The states have an insurance trust fund that guarantees annuities for up to $100,000 and life insurance for up to $300,000.

Management's Discussion of Operations

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with its financial statements and the notes thereto. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for the growth of the Company. Actual results could differ materially from the results discussed in the forward-looking statements.

Financial Condition

The Company's revenue is directly related to the amount of insurance products sold. Fewer insurance policies underwritten or insurance products sold has a direct effect on the Company's revenues because it receives revenues based on the amount of product sold.

For the year ended December 31, 2005, the Company had gross revenue of $53,937,300 compared to gross revenue for the year ended December 31, 2004, of $49,335,000. The Company experienced over a 9.1% increase in gross revenue for the one year period ending in December 31.2005. The net income for the year ended December 31, 2005 was $198,900 compared to a loss of ($6,499) for the year ended December 31, 2004.

The Company attributes the gain in gross revenue to improved training due to the launch of the American Annuity Academy in November of 2003 and the increased business generated by its attendees, some of whom have attended 3 or more sessions for more advanced training during the years 2004 and 2005.

Net income increased for the period ended December 31, 2005 due the Company's reduction in operating expenses from $418,700 in 2004 to $378,800 in 2005 and the $4,602,300 increase in gross revenues in 2005.

Forward Looking Statement

The Company believes the proceeds from this offering will augment the company''s existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds for one year from the date of this Offering Statement to meet the expenditures required for expanding and operating its business as proposed. If the Company''s future operations are successful and profitable, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from its existing specialty insurance business. Expenditures during the period will principally relate to: (1) the acquisition of additional financial planners and insurance agents and (2) the expansion of the American Annuity Academy.

Item 7. Description of Property

DESCRIPTION OF PROPERTY

The Company has its offices in a building owned by the Company's president at 615 River Road, Kingston, Tennessee 37763. Its telephone number is 865/376-4925. After completion of the Offering, the Company anticipates entering into a lease agreement for rental of the office space at approximately $2,000 per month for a period of five years.

Item 8. Directors, Executive Officers and Significant Employees

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Robert J. Tonachio, Sr.	68	Chairman of the Board, President Director	December 9, 2005
Robert J. Tonachio, Jr.	28	Executive Vice President, Chief Operating Officer	
Jennifer R. Tonachio	32	Vice President of Administration	

The Company's director will serve until the next annual meeting of the stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's articles of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time


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to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Robert J. Tonachio, has served as president and chairman of the board of the Company since its inception on December 9, 2005 and was the sole proprietor of the Company's predecessor sole proprietorship since its founding in 1992. In 1968, he joined Bache & Company (now Prudential Securities) as an account executive, later becoming its lecture chairman for the New York area. He has been licensed with the Chicago Board of Trade, the New York Mercantile Exchange and the New York Stock Exchange. After his employment with Bache & Company in 1973, Mr. Tonachio was elected to the board of directors of Laidlaw, Coggeshall, Inc, members of the New York Stock Exchange, and was placed in charge of retail research, municipal bond trading, OTC trading department, and the branch system. Subsequently, he became head of investing banking with Fitten, Cunningham, and Lauzon, members of the NYSE in New York. He has served as a fee-based consultant to a number of public companies. Mr. Tonachio studied business administration at the University of Miami, marketing at New England College and graduated from the School of Eastern European Languages at Syracuse University. Mr. Tonachio served in the United States Air Force Security Service.

Robert J. Tonachio, Jr. has served as Executive Vice President of the Company since its inception. Mr. Tonachio became a licensed insurance agent in 1996 when he became associated with Robert James & Associates the predecessor to Robert James & Associates, Inc. He has been active in marketing and sales and for the past nine years, and for the past four years he has been a national wholesale marketing representative for the Company. Mr. Tonachio is the son of Robert J. Tonachio, Sr., the president and chairman of the board of the Company.

Jennifer R. Tonachio has served as Vice President of Administration of the Company since its inception. Ms. Tonachio became affiliated with Robert James & Associates in 2003. Ms. Tonachio was formally in the real estate appraisal business in Orlando, Florida. Ms. Tonachio is the daughter of Robert J. Tonachio, Sr., the president and chairman of the board of the Company.

Item 9. Remuneration of Directors and Officers

REMUNERATION OF DIRECTORS AND OFFICERS

No officer or director is presently has received a set salary from the Company. Remuneration to the officers from the Company's predecessor company was determined based upon a monthly basis based on production for that month. Beginning in December, 2005, the Company entered into an employment agreement with Robert Tonachio for his services.

Name	Remuneration Capacity	Remuneration Received in 2005
Robert J. Tonachio	President	$159,018 (1)

(1)   Robert Tonachio received 10,200,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has assigned a value to the stock of $.247 per share. Mr. Tonachio also received 5,000 preferred shares upon execution of the employment contract. The preferred shares are valued at $100 per share.

Anticipated Officer and Director Remuneration

Upon completion of the Offering, it is anticipated that Robert J. Tonachio, the Chairman and President, Robert J. Tonachio, Jr. Executive Vice President and Jennifer Tonachio, Vice President of Operations will receive remuneration at the annual rates of $120,000, $80,000 and $50,000, respectively. Directors of the Company will receive compensation at the rate of $1,000 for each meeting of the Board of Directors.

Upon completion of the Offering, the Company intends to employ two additional marketing employees at salaries and or commissions consistent with prevailing industry standards. Although the Company has had general discussions with candidates for these positions, no agreements or understandings presently exist with any person.

Employment Agreement

Robert J. Tonachio, Sr. has entered into a five-year employment contract with the Company through December 31, 2010, providing annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits before extraordinary items, equal to 10% of such amounts in excess of $100,000 up to $200,000; 15% of such amounts in excess of $200,000 up to $300,000; 16% of such amounts in excess of $300,000. In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period exclusive of bonuses with respect to period subsequent to his death or disability. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of the employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

Stock Option Plan

The Company has adopted a nonqualified dtock option plan, which became effective December 30, 2005. The adoption of this plan reflects the belief of the Company that the granting of stock options to executives and other personnel is a desirable method of providing added incentive and intensifying interest in the success of the Company. A Committee to be appointed by the Board of Directors shall administer the plan. The plan authorizes the granting from time to time of options to purchase shares of the common stock of the Company. Under the terms of the plan, there is no limit on the number of shares for which options can be granted to any one person under the plan but the plan limits the aggregate number of shares for which options can be granted to 400,000.

Lock Up Agreement

Of the 10,500,000 presently outstanding shares of the Company's common stock which shares are all owned by officers and directors of the Company, 200,000 are being qualified for sale by the selling shareholder herein. The holders of the remaining 10,300,000 shares have entered into an agreement with the Company whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of this Offering, without the Company's prior written consent.

Item 10. Security Ownership of Management and Certain Securityholders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering (2) Percent of Class
Robert J. Tonachio	10,200,000	97.15%	88.6% (4)
Robert J. Tonachio, Jr.	250,000	2.37%	2.2%
Jennifer R. Tonachio	50,000	*	*

| All Officers and Directors as a Group (3 persons) | 10,500,000 | 100% | 92.9% |

* Less than 1%.

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 10,500,000.

(2) The total number of outstanding shares of common stock after sale of the entire offering (800,000 Units) would be 11,300,000. Does not include exercise of any Class A Warrants which do not become exercisable until one year from the date of closing of this Offering.

(3) Mr. Tonachio is the holder of 5,000 shares of the Company's 2% convertible preferred stock which the Company has the right to redeem at any time or times 24 months following the close of this Offering at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this Offering.

(4) Assumes sale by Mr. Tonachio, the selling shareholder, of the 200,000 shares offered for sale by him pursuant to this Offering Circular.

Item 11. Interest of Management and Others in Certain Transactions

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 9, 2005, the Company issued 10,500,000 shares of its common stock for all the outstanding interests in Robert James & Associates, a sole proprietorship owned by Robert J. Tonachio, Sr. Mr. Tonachio, Sr. received 10,200,000 shares, Robert Tonachio, Jr. received 250,000 shares and Jennifer Tonachio received 50,000 shares. Robert Tonachio, Jr. and Jennifer Tonachio are the children of Robert J. Tonachio, Sr.

Item 12. Securities Being Offered
SECURITIES BEING OFFERED

The Offering

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 Units at $5.00 per unit.

The offering also consists of 200,000 shares of common stock being offered by the selling shareholder. The timing of any sale is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

The Company is offering the Units on a "best efforts, no minimum" basis which means that there is no minimum threshold of sales that must be met before the Offering can close or before the Company can start using the funds received. Proceeds from the sale of the Units will become immediately available for use by the Company. The Offering may close after 180 days from the date of qualification regardless of the number of Units that have been sold.

Units

Each Unit consists of one share of the Company's common stock and one Class A Warrant exercisable for the purchase of one share of the Company's common stock.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, $.0001 par value per share. As of the date of this Offering Statement, there are 10,500,000 shares of common stock outstanding.

Holders of the common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has not paid any dividends on its common stock and does not anticipate paying dividends for the foreseeable future. In the event of liquidation, shareholders are entitled to a proportionate share in any distribution of the Company assets after payment of liabilities and preferences contained in the preferred shares. Shareholders do not have preemptive rights and there are no conversion, redemption, sinking fund or similar provisions with respect to common stock.

Each share is entitled to one vote. All of the outstanding shares of common stock, are, and the shares being offered hereby will be, upon issuance, fully paid and non-assessable. Holders of the Company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect anyone to the Board of Directors.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Class A Warrant

Each Class A Warrant provides the holder the right to purchase one share of the Company's common stock commencing 12 months after the date of closing of this Offering at an exercise price of $6.25 per share for a period expiring 14 months after the date of closing of this Offering. The Class A Warrants are not redeemable, will be detachable and may trade separately. The Warrants are not callable or redeemable by the Company.

In order for a holder to exercise a Class A Warrant, as required in the warrant agreement, there must be a current Regulation A Offering Statement on file with the Securities and Exchange Commission and various state securities commissions to continue the qualification of the shares of common stock underlying the Class A Warrants. The Company will be required to file post-effective amendments when events require such amendments. There can be no assurance that the Regulation A Offering Statement can be kept current. If it is not kept current for any reason, the Class A Warrants will not be exercisable and will not be of any value. The Company has agreed to use its best efforts to maintain a current Regulation A Offering Statement to permit the issuance of the common stock upon exercise of the Class A Warrants.

Holders of the Class A Warrants will be protected against dilution of the interests represented by the underlying shares of common stock upon the occurrence of certain events, including, but not limited to, stock dividends, stock splits, reclassifications and mergers. In such event, the each share of common stock underlying the Class A Warrant will be adjusted pursuant to the terms of the corporate reorganization as if such stock had been issued and was outstanding. However, holders of the Class A Warrants will have no voting rights and will not be entitled to dividends. In the event of liquidation, dissolution or winding up of the Company, holders of the Class A Warrants will not be entitled to participate in the Company's assets.

Selling Shareholder

200,000 shares of common stock owned by Robert J. Tonachio, Sr. are being registered in this Offering Statement for sale by him. The Company does not know when, or if, the he will sell his shares. At the time of a sale, if any, the selling shareholder will sell his shares privately at whatever price he can obtain or he will sell the shares

through whatever market the Company is selling on at the then market price. The selling shareholder has agreed to make up to 200,000 shares of his common stock available to help stabilize the market if necessary, once and if a public market is developed.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, $.0001 par value per share.

The Board of Directors has designated 5,000 shares of the Company's preferred stock as 2% convertible preferred stock.. All 5,000 shares of the 2% convertible preferred stock have been issued to the Robert Tonachio, Sr., president and the director of the Company. The 2% convertible preferred provides a 2% interest payment to the holder of the shares. The Company has the right to redeem at any time or times 24 months following the close of this Offering, the outstanding shares of the 2% convertible preferred stock at a price of $1,000 per share. The holder of the 2% convertible preferred stock has the right to immediately convert those shares into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this Offering.

The 2% convertible preferred stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the 2% convertible preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.0001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of preferred stock, then held by them.

FINANCIAL STATEMENTS

ROBERT JAMES & ASSOCIATES, INC

FINANCIAL STATEMENTS

For the ten months ending October 31, 2006
(Forecast)

DL CROCKER
Certified Public Accountant

To the President
Robert James & Associates, Inc.
Kingston, TN 37763

We have compiled the accompanying forecasted balance sheet and statements of income, retained earnings, and cash flows of Robert James & Associates, Inc. (a Nevada corporation) for the ten-month period ending October 31, 2006 in accordance with attestation standards established by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of a forecast information that is the representation of management and does not include evaluation of the support for the assumptions underlying the forecast. We have not examined the forecast and, accordingly, do not express an opinion or any other form of assurance on the accompanying statement or assumptions. Furthermore, there will usually be differences between the forecast and actual results because events and circumstances frequently do not occur as expected, and these differences may be material. We have no responsibility to update this report for events and circumstances occurring after the date of this report.

The accompanying historical information for Robert James & Associates (sole proprietor) for the years ended December 31, 2005 and 2004 is presented only for supplementary analysis purposes. Such information has been compiled by us from information that is the representation of management, without audit or review. Accordingly, we do not express an opinion or any other form of assurance on the supplementary information.

W. L. Crocker, CPA

January 12, 2006

ROBERT JAMES & ASSOCIATES, INC.
BALANCE SHEET
(Forecast)
October 31, 2006

CURRENT ASSETS:	
Cash and cash equivalents	$ 4,501,100
Commissions Receivable	1,000,000
Total current assets	5,501,100
FIXED ASSETS, net of accumulated depreciation	8,100
OTHER ASSETS:	
Employment contract with founder, net of amortization	417,000
National contracts and agent recruiting and contracting, net	2,352,100
TOTAL ASSETS	$ 8,278,300

LIABILITIES & RETAINED EARNINGS

CURRENT LIABILITIES	
Accounts payable	$ 12,000
Commissions Payable	990,000
TOTAL LIABILITIES	1,002,000
RETAINED EARNINGS:	
Common stock, $.0001 par value, 200 million common shares authorized	
Issued to founders, 10.5 million shares	$ 2,595,000
Issued under Regulation A, 800,000 shares	4,000,000
Total Common Stock	6,595,000
Preferred stock, 5,000 shares of 2% convertible, issued and outstanding	500,000
Retained Earnings	181,300
Total Stockholder's equity	$ 7,276,300
Total liabilities and stockholder's equity	$ 8,278,300

See accompanying notes and accountant's report.

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Operations (unaudited)
For the Year Ended December 31, 2004

GROSS REVENUE		$ 49,335,000
COST OF REVENUE- Commissions		48,922,700
GROSS PROFIT		412,300
OPERATING EXPENSES		
Advertising and telemarketing	$ 224,100	
Contract labor	4,300	
Delivery expenses	3,800	
Depreciation	3,900	
Equipment lease	18,900	
Insurance	4,600	
Maintenance	13,000	
Office administration	72,000	
Office equipment and expenses	4,300	
Permits, fees, and licenses	2,300	
Professional fees	18,300	
Promotional expense	4,800	
Telephone	5,900	
Travel	33,400	
Utilities	5,100	
Less operating expenses		418,700
Net Income		$ (6,400)

See accompanying notes and accountant's report.

ROBERT JAMES & ASSOCIATES, INC
Consolidated Statement of Operations (unaudited)
For the Year Ended December 31, 2005

		Proprietorship		Corporation		Consolidated
GROSS REVENUE	$	53,937,300	$	-	$	53,937,300
COST OF REVENUE- Commissions	$	53,359,600		-		53,359,600
GROSS PROFIT		577,700		-		577,700
OPERATING EXPENSES						
Advertising and telemarketing	$	221,400				221,400
Contract labor		6,100				6,100
Delivery expenses		6,300				6,300
Depreciation		4,500				4,500
Equipment lease		15,200				15,200
Insurance		2,800				2,800
Maintenance		4,200				4,200
Office administration		65,500				65,500
Office equipment and expenses		9,500				9,500
Permits, fees, and licenses		4,700				4,700
Professional fees		300				300
Promotional expense		1,700				1,700
Telephone		9,000				9,000
Travel		21,000				21,000,
Utilities		6,600				6,600
Start-up expenses				25,300		25,300
Less operating expenses		378,800		25,300		404,100
Net Income	$	198,900	$	(25,300)	$	173,600

ROBERT JAMES & ASSOCIATES, INC
Statement of Operations (forecast)
For the ten-month period ending October 31, 2006

GROSS REVENUE			$ 62,771,900
COST OF REVENUE- Commissions			61,091,400
GROSS PROFIT			1,680,500
OPERATING EXPENSES			
General administrative and operating expenses	$	96,200	
Regulation A offering expenses		80,000	
Expansion of marketing force and American Annuity Academy		1,050,000	
Amortization expense		295,900	
Depreciation		3,400	
Less operating expenses			1,525,500
Income from continuing operations			155,000
Interest Income			37,300
Net Income			$ 192,300

See accompanying notes and accountant's report.

ROBERT JAMES & ASSOCIATES, INC
Statement of Cash Flows (forecast)
For the ten-month period ending October 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received for commissions from agencies	$	62,761,900
Cash paid for operating and administrative expenses		(62,303,900)
NET CASH PROVIDED BY OPERATING ACTIVITIES		458,000

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Regulation A offering	4,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,000,000

CASH FLOWS FROM INVESTING ACTIVITIES

Investments	37,300
NET CASH PROVIDED BY INVESTING ACTIVITIES	37,300
NET INCREASE IN CASH	4,495,300
CASH AT BEGINNING OF PERIOD	5,800
CASH AT END OF PERIOD	4,501,100

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES

Net Income from continuing operations	155,000
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,400
Amortization	295,900
(Increase) decrease in commissions receivable	(10,000)
(Increase) decrease in accounts payable	2,800
(Increase) decrease in commissions payable	10,900
NET CASH PROVIDED BY OPERATING ACTIVITIES	458,000

See accompanying notes and accountant's report.

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared from management's representations in accordance with generally accepted accounting principles for interim financial information. These statements reflect all adjustments consisting of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods shown. Accordingly, they do not yet include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

NOTE B—SUMMARY OF SIGNIFICANT FORECAST ASSUMPTIONS

In December 2005 Robert James and Associates, a sole proprietorship, incorporated to form Robert James & Associates, Inc. (Company), a Nevada corporation. In early 2006, the new corporation intends to offer shares to the public under Regulation A of the Securities Act of 1933. In addition to the forecasted balance sheet, these financial statements present unaudited historical information of the proprietorship on the statements of operations for the years ending December 31, 2005 and 2004.

This financial forecast presents, to the best of management's knowledge and belief, the Company's expected financial position on the date forecasted. Accordingly, the forecast reflects management's judgment as of January 12, 2006, the date of this forecast, of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecast. There will usually be differences between the forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material.

CASH AND CASH INVESTMENTS

Cash investments refer to the forecast proceeds from offering, forecast interest income on these proceeds for 4 months, and the forecast funds available in the company operating account. The Company forecasts that all of the proceeds from offering will be received by June 30, 2006 and placed in investments maturing in three months.

RECEIVABLES

Receivables consist of forecast commissions earned but not yet received by the balance sheet date. Management based this value on historical commissions receivable at month end.

OTHER ASSETS

Founder Robert J. Tonachio entered into an employment agreement with the Company. The value assigned reflects the value of the 5,000 shares of 2% convertible Preferred Stock which the Company issued to him in exchange for the employment agreement. In addition, the Company acquired contracts with major insurance companies, negotiated and acquired by the proprietor prior to the formation of the Company. The value of the other asset, National Contracts and Agent Recruiting and Contracting, reflects the costs associated with recruiting, training, and contracting a force similar to the 3,500 agents acquired with the purchase.

CURRENT LIABILITIES

The Company forecasts short term payables for operating expenses. Commissions Payable forecasts amounts earned by agents but not yet paid at month end. Management based this forecast on historical month end commissions payable.

STOCK

The Company authorized 200 million shares of $.0001 par value common stock. Ten million five hundred thousand shares were issued to founders. Another 800,000 shares are forecast to be issued to the public under Regulation A. Each unit in the offering will consist of one share common stock of $.0001 par value and one class A unit warrant consisting of one share of common stock, $.0001 par value. The warrants will be exercisable after one year from closing of the proposed offering. There are no assurances that all 800,000 units offered will be sold. However, the Company forecasts that at October 31, 2006 common stock issued and outstanding will be 11.3 million shares.

The Company issued 5,000 shares of 2% convertible preferred stock. Each share is convertible into 1,000 shares of common stock at $.10 per share.

REVENUE RECOGNITION

The Company receives overriding royalties on the sale of insurance products based upon the gross volume of each contracted agent. This revenue is recognized when the Company receives the weekly statement from the insurance company showing the issued policies and commissions earned.

FEDERAL INCOME TAX

The historical proprietorship was not a taxpaying entity for purposes of federal income taxes. Current and deferred taxable income of the proprietorship passed through to the proprietor, who was responsible for payment of any federal income taxes thereon. The Company will be responsible for current and deferred taxable income of the Company at the then current statutory rates in effect. Due to the interim nature of these statements, current and deferred taxes for the Company are not presented.

DEPRECIATION AND AMORTIZATION

The Company's fixed assets consist primarily of office furniture and equipment transferred from the proprietorship. They are shown net of straight-line depreciation, accumulated since the items were originally placed in service. Expenditures for maintenance and repairs are charged to expense as incurred.

The Company shows Other Assets net of amortization. The Company calculated amortization on the employment contract based on the terms of the agreement. Amortization of the national contracts and agent recruiting and contracting included with the purchase of the proprietorship by the Company, reflects the Company's forecast of their continuing value.

PART III

EXHIBITS

Page

2.0	Robert James & Associates, Inc., Nevada Certificate of Incorporation
2.1*	Robert James & Associates, Inc. By-Laws
3.0*	Certificate of Designation For 2% Convertible Preferred Stock
3.1*	Class A Warrant
4.0*	Form of Subscription Agreement
4.1*	Lock-Up agreement between the Company and the holders of 10,300,000 Shares of common stock
4.2*	Stock Option Plan
6.1*	Contracts with the following insurance companies:

Allianz Life Insurance Company
American Equity Investment Insurance Company
American National Insurance Company
Americom Life Insurance Company (LMG)
Amerus Life Insurance Company
Columbus Life Insurance Company
Great American Life Insurance Company
Indianapolis Life Insurance Company
Illinois Annuity & Insurance Company (LMG)
ING USA
ING Reliastar Life Insurance Company
Investors Insurance Company (LMG)
John Hancock Viariable Life Insurance Company (LMG)
Life Insurance of the Southwest
Lincoln Financial Group/First-Penn Pacific
Mutual of Omaha
Penn Treaty-Net Work America Insurance Company
Sun Life Financial
Transamerica Life Insurance & Annuity (LMG)

11.0*	Opinion of counsel as to legality of securities covered by the Offering Statement
15.1	Employment Agreement dated December 30, 2005 between the Company and Robert J. Tonachio, Sr.
15.2*	Sample licensing agreement with contracted insurance agents or financial planners

*   To be filed by amendment



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Entity #
E0834022005-9
Document Number:
20050605116-36

Date Filed:
12/9/2005 9:30:40 AM
In the office of

Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	Robert James & Associates, Inc.
2. **Resident Agent Name and Street Address:** *(must be a Nevada address where process may be sent)*	Inc. Plan of Nevada Name 613 Saddle Rider Court — Henderson — Nevada 89015 Street Address — City — Zip Code Optional Mailing Address — City — State Zip Code
3. **Shares:** *(number of shares corporation authorized to issue)*	Number of shares with par value: 220,000,000 — Par value: $ 0.0001 — Number of shares without par value: none
4. **Names & Addresses of Board of Directors/Trustees:** *(attach additional page if there is more than 3 directors/trustees)*	1. Robert Tomachio Name 615 River Road — Kingston — TN 37763 Street Address — City — State Zip Code 2. Name Street Address — City — State Zip Code 3. Name Street Address — City — State Zip Code
5. **Purpose:** *(optional-see instructions)*	The purpose of this Corporation shall be: for all lawful purposes in the State of Nevada
6. **Names, Address and Signature of Incorporator.** *(attach additional page if there is more than 1 incorporator)*	Lee W. Cassidy Name — Signature 1504 R Street, NW — Washington — DC 20009 Address — City — State Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. *See attachment* — 12/9/05 Authorized Signature of R. A. or On Behalf of R. A. Company — Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 10/04/05

PAGE 05   CASSIDY & ASSOCIATES   202-745-1920   12/09/2005 12:18



DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: secretaryofstate.biz

Resident Agent Acceptance

General Instructions for this form:
1. Please print legibly or type; Black Ink Only.
2. Complete all fields.
3. Ensure that document is signed in signature field.

ABOVE SPACE IS FOR OFFICE USE ONLY

In the matter of Robert James & Associates, Inc.
(Name of business entity)

I, Inc. Plan of Nevada
(Name of resident agent)

hereby state that on December 8, 2005 I accepted the appointment as resident agent
(Date)

for the above named business entity. The street address of the resident agent in this

state is as follows:

613 Saddle Rider Court
Physical Street Address   **Suite number**

Henderson   **NEVADA**   89015
City   **Zip Code**

Optional:

Additional Mailing Address   **Suite number**

City   **State**   **Zip Code**

Signature: *for Inc. Plan of Nevada*

Caroline Candy
Authorized Signature of R.A. or On Behalf of R.A. Company

12/8/2005
Date

Nevada Secretary of State RA Acceptance 2003
Revised on: 10/17/03

2

ARTICLE SEVEN
DURATION

The Corporation shall have perpetual existence.

ARTICLE EIGHT
COMMON AND PREFERRED SHARES

The total number of shares of stock which the Corporation shall have authority to issue is 220,000,000 shares, consisting of 200,000,000 shares of Common Stock having a par value of $.0001 per share and 20,000,000 shares of Preferred Stock having a par value of $.0001 per share.

The Board of Directors is authorized to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

A. The number of shares constituting that series and the distinctive designation of that series;

B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on share of that series;

C. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

G. The rights of the shares of that series in the event of voluntary or involuntary

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liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

H. Any other relative rights, preferences and limitations of that series.

ARTICLE NINE
PRE-EMPTIVE RIGHTS

No Shareholder or other person shall have any pre-emptive rights whatsoever.

ARTICLE TEN
BY-LAWS

The initial by-laws shall be adopted by the Shareholders or the Board of Directors. The power to alter, amend, or repeal the by-laws or adopt new by-laws is vested in the Board of Directors, subject to repeal or change by action of the Shareholders.

ARTICLE ELEVEN
NUMBER OF VOTES

Each share of Common Stock has one vote on each matter on which the share is entitled to vote.

ARTICLE TWELVE
MAJORITY VOTES

A majority vote of a quorum of Shareholders (consisting of the holders of a majority of the shares entitled to vote, represented in person or by proxy) is sufficient for any action which requires the vote or concurrence of Shareholders, unless otherwise required or permitted by law or the by-laws of the Corporation.

ARTICLE THIRTEEN
NON-CUMULATIVE VOTING

Directors shall be elected by majority vote. Cumulative voting shall not be permitted.

ARTICLE FOURTEEN
INTERESTED DIRECTORS, OFFICERS AND SECURITYHOLDERS

A. VALIDITY. If Paragraph (B) is satisfied, no contract or other transaction between the Corporation and any of its directors, officers or securityholders, or any corporation or firm in which any of them are directly or indirectly interested, shall be invalid solely because of this relationship or because of the presence of the director, officer or securityholder at the meeting of the Board of Directors or committee authorizing the contract or transaction, or his participation or vote in the meeting or authorization.

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B. DISCLOSURE, APPROVAL, FAIRNESS. Paragraph (A) shall apply only if:

(1) The material facts of the relationship or interest of each such director, officer or securityholder are known or disclosed:

(a) to the Board of Directors or the committee and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present, each such interested director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

(b) to the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for quorum and voting purposes; or

(2) the contract or transaction is fair to the Corporation as of the time it is authorized or ratified by the Board of Directors, the committee or the Shareholders.

ARTICLE FIFTEEN
INDEMNIFICATION AND INSURANCE

A. PERSONS. The Corporation shall indemnify, to the extent provided in Paragraphs (B), (D) or (F) and to the extent permitted from time to time by law:

(1) any person who is or was director, officer, agent or employee of the Corporation, and

(2) any person who serves or served at the Corporation's request as a director, officer, agent, employee, partner or trustee of another corporation or of a partnership, joint venture, trust or other enterprise.

B. EXTENT–DERIVATIVE SUITS. In case of a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (C), for expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of the suit.

C. STANDARD–DERIVATIVE SUITS. In case of a suit by or in the right of the Corporation, a person named in Paragraph (A) shall be indemnified only if:

(1) he is successful on the merits or otherwise, or

(2) he acted in good faith in the transaction which is the subject of the suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation. However, he shall not be indemnified in respect of any claim, issue or matter as to which he has been adjudged liable for negligence or misconduct in the performance of his duty to the Corporation unless (and only to the extent that) the court in which the suit was brought shall

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determine, upon application, that despite the adjudication but in view of all the circumstances, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

D. EXTENT—NONDERIVATIVE SUITS. In case of a suit, action or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (E), for amounts actually and reasonably incurred by him in connection with the defense or settlement of the suit as

(1) expenses (including attorneys' fees),
(2) amounts paid in settlement
(3) judgments, and
(4) fines.

E. STANDARD—NONDERIVATIVE SUITS. In case of a nonderivative suit, a person named in Paragraph (A) shall be indemnified only if:

(1) he is successful on the merits or otherwise, or

(2) he acted in good faith in the transaction which is the subject of the nonderivative suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and , with respect to any criminal action or proceeding, he had no reason to believe his conduct was unlawful. The termination of a nonderivative suit by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person failed to satisfy this Paragraph (E) (2).

F. DETERMINATION THAT STANDARD HAS BEEN MET. A determination that the standard of Paragraph (C) or (E) has been satisfied may be made by a court of law or equity or the determination may be made by:

(1) a majority of the directors of the Corporation (whether or not a quorum) who were not parties to the action, suit or proceeding, or

(2) independent legal counsel (appointed by a majority of the directors of the Corporation, whether or not a quorum, or elected by the Shareholders of the Corporation) in a written opinion, or

(3) the Shareholders of the Corporation.

G. PRORATION. Anyone making a determination under Paragraph (F) may determine that a person has met the standard as to some matters but not as to others, and may reasonably prorate amounts to be indemnified.

H. ADVANCE PAYMENT. The Corporation may pay in advance any expenses (including

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attorney's fees) which may become subject to indemnification under paragraphs (A) - (G) if:

(1) the Board of Directors authorizes the specific payment and

(2) the person receiving the payment undertakes in writing to repay unless it is ultimately determined that he is entitled to indemnification by the Corporation under Paragraphs (A) - (G).

I. NONEXCLUSIVE. The indemnification provided by Paragraphs (A) - (G) shall not be exclusive of any other rights to which a person may be entitled by law or by by-law, agreement, vote of Shareholders or disinterested directors, or otherwise.

J. CONTINUATION. The indemnification and advance payment provided by Paragraphs (A) - (H) shall continue as to a person who has ceased to hold a position named in paragraph (A) and shall inure to his heirs, executors and administrators.

K. INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who holds or who has held any position named in Paragraph (A) against any liability incurred by him in any such positions or arising out of this status as such, whether or not the Corporation would have power to indemnify him against such liability under Paragraphs (A) - (H).

L. REPORTS. Indemnification payments, advance payments, and insurance purchases and payments made under Paragraphs (A) - (K) shall be reported in writing to the Shareholders of the Corporation with the next notice of annual meeting, or within six months, whichever is sooner.

M. AMENDMENT OF ARTICLE. Any changes in the laws of the State of Nevada increasing, decreasing, amending, changing or otherwise effecting the indemnification of directors, officers, agents, or employees of the Corporation shall be incorporated by reference in this Article as of the date of such changes without further action by the Corporation, its Board of Directors, of Shareholders, it being the intention of this Article that directors, officers, agents and employees of the Corporation shall be indemnified to the maximum degree allowed by the laws of the State of Nevada.

ARTICLE SIXTEEN
Limitation On Director Liability

A. SCOPE OF LIMITATION. No person, by virtue of being or having been a director of the Corporation, shall have any personal liability for monetary damages to the Corporation or any of its Shareholders for any breach of fiduciary duty except as to the extent provided in Paragraph (B).

B. EXTENT OF LIMITATION. The limitation provided for in this Article shall not eliminate or limit the liability of a director to the Corporation or its Shareholders (i) for any breach of the director's duty of loyalty to the Corporation or its Shareholders (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for any unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the law of the state of Nevada or (iv) for any transaction for which the director derived an improper

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personal benefit.

     IN WITNESS WHEREOF, the incorporator hereunto has executed this certificate of incorporation on this 8th day of December, 2005.

Lee W. Cassidy, Incorporator



SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ROBERT JAMES & ASSOCIATES, INC.**, did on December 9, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on December 9, 2005.

DEAN HELLER
Secretary of State

By _Sandra A. Kraak_
Certification Clerk

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _Kingston,_ , Tennessee on January _2 4_ , 2006.

ROBERT JAMES & ASSOCIATES, INC.

By /s/ _[signature]_

Title: President

By /s/ _[signature]_

Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ _[signature]_   Director   January _2 4_, 2006

Robert J. Tonachio, Sr.